SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING
HELD ON APRIL 12, 2007

DATE, TIME AND PLACE: On April 12, 2007, at 11:30 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, 3434, Block 1, Barra da Tijuca, Rio de Janeiro (RJ).

ATTENDANCE: Shareholders representing more than 80% (eighty per cent) of the voting capital, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Mr. Stefano De Angelis, Chief Financial and Investors Relations Officer of the Company; Messrs. Josino de Almeida Fonseca and Vicente de Paulo Barros Pegoraro, members of the Statutory Audit Committee / Audit Committee of the Company; the representatives of Directa Auditores and of Ernst & Young Auditores Independentes S.S., independent auditors of the Company and of its subsidiaries TIM Celular S.A. and TIM Nordeste S.A., respectively.

CHAIRED BY: Chairman – Mr. Mauro Eduardo Guizeline; Secretary – Mr. Fabiano Gallo.

CONVENING / PUBLICATION: (1) Call notice published at Diário Oficial do Estado do Rio de Janeiro, Jornal do Brasil and Gazeta Mercantil on March 08, 09 and 12, 2007; (2) The announcement under Section 133 of Law 6,404/76 published at Diário Oficial do Estado do Rio de Janeiro, Jornal do Brasil and Gazeta Mercantil on March 07,08 and 09, 2007; (3) The management’s report, the financial statements and the independent auditor report related to the fiscal year ended on December 31, 2006 have been published at Diário Oficial do Estado do Rio de Janeiro, Jornal do Brasil and Gazeta Mercantil on March 20, 2007.

AGENDA: (1) to resolve about the management’s report and the financial statements of the Company for the fiscal year ended on December 31, 2006; (2) to resolve about the proposal for allocation of the financial results from the fiscal year 2006 and distribution of dividends; (3) to elect the effective and alternate members of the Board of Directors; and (4) to elect the effective and alternate members of the Statutory Audit Committee / Audit Committee and fix the corresponding compensation.

READING OF DOCUMENTS, RECEIPT OF VOTES AND PREPARATION OF THE MINUTES: (1) The shareholders waived unanimously the reading of the documents related to the matters to be resolved in this Shareholders’ Meeting, since they are fully known by all shareholders. (2) The votes, comments and disagreements, if any, are to be numbered, received and initialed by the Chairman and the Secretary and filed at the Company’s headquarters, pursuant to Section 130, Paragraph 1 of Law 6,404/76. (3) The preparation of these minutes in summary form and their publication without the signatures of all the shareholders have been authorized as provided in Section 130, Paragraphs 1 and 2 of Law 6,404/76, respectively.

RESOLUTIONS: Upon review and discussion of the matters contained in the Agenda, the shareholders resolved: (1) to approve, by unanimous decision of the proffered votes, the management’s report and the financial statements of the Company for the fiscal year ended on December 31, 2006, which have been audited by Directa Auditores; (2) in the terms proposed by the Management, to approve, by unanimous decision of the proffered votes, the allocation of the financial results from the fiscal year 2006 and distribution of dividends, in the terms and as specified in the document attached hereto, which contemplates that (a) the losses of the fiscal year 2006, in the amount of R$285,541,956.06 (two hundred and eighty-five million, five hundred and forty-one thousand, nine hundred and fifty-six Reais and six cents) are to be fully absorbed by the expansion reserve, which is regulated by Section 46, Paragraph 2nd, of the Bylaws, and (b) notwithstanding the losses accrued by the Company in the fiscal year ended on December 31, 2006, to proceed with the realization of part of the expansion reserve, in the amount of R$450,762,594.01 (four hundred and fifty million, seven hundred and sixty-two thousand, five hundred and ninety-four Reais and one cent), in order to distribute dividends. Considering that the proceeds necessary for payment of dividends to the shareholders of the Company will be received from its wholly-owned subsidiary TIM Celular S.A., preferably through capital reduction, and based on the provisions of Section 174 of Law 6,404/76, it was also approved that payment of such dividends will be effected in the maximum term of 75 (seventy-five) days as from the date hereof; (3) initially, the Chairman informed that none of the shareholders requested the adoption of the multiple voting process for the election of the members of the Board of Directors. Subsequently, and by appointment of TIM Brasil Serviços e Participações S.A., the controlling shareholder of the Company, it was elected to compose the Board of Directors: (a) as effective member Mr. Giorgio della Seta Ferrari Corbelli Greco, Italian, married, industrial manager, enrolled with CPF/MF under No. 212.957.498 -07 and bearer of RNE No. V161315-C-SE/DPMAF/DPF, domiciled in the City and State of São Paulo, at Avenida Giovanni Gronchi, 7143, as President of the Board of Directors, having as alternate member Mr. Franco Bertone, Italian, married, engineer, enrolled with CPF/MF under No. 058.686.837 -22 and bearer of Italian passport No. E748697, domiciled in the City of La Paz, Bolívia, at Calle Federico Zuazo, 1771, (b) as effective member Mr. Mario Cesar Pereira de Araujo, Brazilian, married, engineer, enrolled with the CPF/MF under No. 235.485.337 -87 and bearer of the identity card RG No. 02.158.026 -1 IFP/RJ, domiciled in the City and State of Rio de Janeiro, at Avenida das Américas, 3434, Block 1, 6th floor, having as alternate member Mr. Raffaello Savarese, Italian, married, lawyer, enrolled with CPF/MF under No. 058.456.697 -23 and bearer of RNE No. V370918.4, domiciled in the City and State of Rio de Janeiro, at Avenida das

Américas, 3434, Block 1, 7th floor, (c) as effective member Mr. Francesco Saverio Locati, Italian, married, physicist, enrolled with CPF/MF under No. 060.278.447 -60, bearer of Italian passport No. 708.463 -X, domiciled in the City and State of Rio de Janeiro, at Av. das Américas, 3434, Block 1, 7th floor, having as alternate member Ms. Patrizia Alfiero, Italian, married, politics scientist, enrolled with CPF/MF under No. 057.857.397 -04, bearer of RNE No. V336110-9, domiciled in the City of Roma, Italy, at Via Pietro de Francisci, 152, (d) as effective member Mr. Stefano Ciurli, Italian, married, economist, enrolled with CPF/MF under No. 059.768.497 -92, bearer of Italian passport No. 422183R, domiciled in the City of Roma, Italy, at Via Pietro de Francisci, 152, having as alternate member Mr. Mario Girasole, Italian, married, economist, enrolled with CPF/MF under No. 059.292.237 -50 and bearer of RNE No V396929V, domiciled in the City and State of Rio de Janeiro, at Avenida das Américas, 3434, Block 1, 7th floor, (e) as effective member Mr. Maílson Ferreira da Nóbrega, Brazilian, married, economist, enrolled with CPF/MF under No. 043.025.837 -20 and bearer of identity card RG No. 214.106 SSP/DF, domiciled in the City and State of São Paulo, at Rua Estados Unidos, 498, having as alternate member Ms. Ana Carla Abrão Costa, Brazilian, married, economist, enrolled with CPF/MF under No. 836.130.727 -34 and bearer of identity card RG No. 1308423 SSP-GO, domiciled in the City and State of São Paulo, at Rua Estados Unidos, 498, e (f) as effective member Mr. Josino de Almeida Fonseca, Brazilian, married, civil engineer, enrolled with CPF/MF under No. 005.832.607 -30 and bearer of identity card RG No. 5.492.136 SSP/SP, domiciled in the City and State of São Paulo, at Rua Oscar Monteiro de Barros, 400, apartment 101, having as alternate member Mr. Antônio Carlos Rovai, Brazilian, married, accountant, enrolled with CPF/MF under No. 760.333.688 -00 and bearer of identity card RG No. 5.805.562 SSP/SP, domiciled in the City and State of São Paulo, at Rua Jesuíno Arruda, 86, apartment 171, Itaim Bibi. The shareholder TIM Brasil Serviços e Participações S.A. declared that it has obtained from the Directors hereby elected confirmation that they have the necessary qualifications and comply with the requirements established by Law 6,404/76 for the exercise of the duties as member of the Board of Directors of the Company, having such Directors executed the statement set forth in CVM Ruling 367/02. In continuance of the meeting, the Chairman inquired the Secretary if minority shareholders and/or holders of preferred shares necessary to reach the quorums provided in Section 141, Paragraphs 4 and 5, of Law 6,404/76, with respect to the election, in separate, of member of the Board of Director. Upon verification of the Attendance Book, it was verified that minority shareholders and/or holders of preferred shares representing less than 15% (fifteen per cent) of the voting capital and less than 10% (ten per cent) of the capital stock of the Company were present at the meeting. Under such circumstances and despite the fact that the minority shareholders and holders of preferred shares did not reach the quorums provided in Law 6,404/76 for election, in separate, of a member of the Board of Directors, the controlling shareholder, TIM Brasil Serviços e Participações S.A., in an act of best corporate governance practice, also elected to the Board of Directors of the Company Mr. Isaac Selim Sutton, Brazilian, married, economist, enrolled with CPF under No. 047.010738 -80 and bearer of the identity card RG No. 7.386.117 -2 SSP/SP, domiciled in the City and State of São Paulo, at Av. Paulista, 2100, Cerqueira César, as effective member, having as alternate member Ms. Sheila Periard Henrique Silva, Brazilian, married, economist, enrolled with CPF under No. 069.227.887 -70 and bearer of the identity card RG No. 357006641, domiciled in the City and State of São Paulo, at

Av. Paulista, 2100, 8th floor, São Paulo-SP, which had been unanimously appointed by the remaining shareholders attending the Meeting. The shareholders Vailly S.A. and Tanlay S.A. which appointed Mr. Isaac Selim Sutton and Ms. Sheila Periard Henrique Silva declared that they received from them confirmation that they are capable of executing the statement set forth in CVM Ruling 367/02, as well as that they have the necessary qualifications and comply with the requirements established by Law 6,404/76 for the exercise of the duties as member of the Board of Directors of the Company. All Directors elected hereby shall have their terms in office until the Annual Shareholders’ Meeting of 2009 and shall take office upon fulfillment of the applicable conditions and execution of the respective assumption of offices instruments, in the form and term established by Law 6,404/76 and the Bylaws. It is registered hereby that that the proposal for global annual compensation of the Management for the fiscal year 2007 are still under studies, which shall be resolved at the Extraordinary Shareholders’ Meeting to be convened in due course. Until such resolution is taken, the amounts of global annual compensation of the Management for the fiscal year 2006 approved at the Extraordinary Shareholders’ Meeting held on September 29, 2006, will be maintained; (4) to compose the Statutory Audit Committee / Audit Committee of the Company, to elect, in separate voting, in accordance with Section 161, Paragraph 4, item “a”, of Law 6,404/76, by unanimous decision by the preferred shareholders attending the Meeting, with the abstention of the controlling shareholder, as effective member Mr. Vicente de Paulo Barros Pegoraro, Brazilian, married, pensioner, enrolled with CPF/MF under No. 004.826.419 -91 and bearer of identity card RG No. 449419 SSP/DF, domiciled at SHC/N CL QD 215, Block C, room 107, Brasília-DF, having as alternate member Mr. José Alexandre Grimmer Davis, Brazilian, single, banker and economist, enrolled with CPF/MF under No. 375.543.287 -00 and bearer of identity card RG No. 3774249 IFP/RJ, domiciled at SQS 202 Block F, apartment 505, Brasília-DF. Considering that the minority shareholders attending the Meeting held less than 10% (ten per cent) of the voting capital of the Company, it was elected, pursuant to the terms of Section 161, Paragraph 4, item “b”, of Law 6,404/76, by appointment of TIM Brasil Serviços e Participações S.A., the controlling shareholder of the Company, as effective members of the Statutory Audit Committee / Audit Committee, Messrs. Celso Clemente Giacometti, Brazilian, married, accountant and business administrator, enrolled with CPF under No. 029.303.408 -78 and bearer of identity card RG No. 3.179.758 SSP/SP, domiciled in the City and State of São Paulo, at Rua Regina Badra, 911, and Miguel Roberto Gherrize, Brazilian, married, accountant, enrolled with CPF/MF under No. 107140308-72 and bearer of the identity card RG No. 2563050, domiciled in the City and State of São Paulo at Rua Joaquim José Esteves, 60 - apartment 192c, Santo Amaro, having as alternates members, respectively, Messrs. José Antonio Ramos, Portuguese, married, business administrator, enrolled with CPF under No. 368.135.678 -53 and bearer of RNE W498167-U SE/DPMAF/DPF, domiciled in the City and State of São Paulo, at Av. Macuco, No. 417, apartment 213, and João Carlos Hopp, Brazilian, married, college professor, enrolled with CPF/MF under No. 201275708-10 and bearer of identity card RG No. 1395761-2 SSP/SP, domiciled in the City and State of São Paulo, at Alameda Casa Branca, No. 456/ 7th floor. The shareholders who appointed the elected candidates have declared that they have obtained from them confirmation that they have the necessary qualifications and comply with the requirements established by Law 6,404/76 for the exercise of the duties as member of the Statutory Audit Committee / Audit Committee of the Company. All

members of the Statutory Audit Committee / Audit Committee elected hereby shall have their terms in office until the Annual Shareholders’ Meeting of 2008 and shall take office upon fulfillment of the applicable conditions and execution of the respective assumption of offices instruments, in the form and term established by Law 6,404/76 and the Bylaws. In the terms of the document attached hereto, it was also approved, by unanimous decision of the proffered votes, the annual global compensation of the members of the Statutory Audit Committee / Audit Committee for the fiscal year 2007, in the total amount of R$378,000.00 (three hundred and seventy-eight thousand Reais), which shall correspond to a monthly amount of R$10,500.00 (ten thousand and five hundred Reais) per member. Finally, it is registered that (a) the shareholder Goldman Sachs & Co abstained from voting in all matters of the Agenda, (b) the shareholder BNDES Participações S.A. abstained from voting in items (1), (2) and (3) of the Agenda, (c) the shareholders represented by Ms. Lucila Prazeres da Silva abstained from voting in items (1) and (2) of the Agenda, and (d) the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil abstained from voting in the matter related to the compensation of the Statutory Audit Committee / Audit Committee.

CLOSING: There being no further business, the Chairman adjourned the meeting for the time required for the preparation of these minutes. The meeting was once more called to order and the minutes were read and approved by all those present, and were signed by the Chairman and the Secretary, as well as by the shareholders identified below.

Mauro Eduardo Guizeline	Fabiano Gallo
Chairman	Secretary

TIM Brasil Serviços e Participações S.A
Kenneth Clark Junior (attorney-in-fact)

     BNDES Participações S.A.
Alvaro Braga Lourenço (attorney-in-fact)

Francisco Deusmar de Queiros
Carlos Alberto Pereira da Rocha (attorney-in-fact)

Rafael Rodrigues Alves da Rocha

(continuance of signatures page of the Minutes of the Annual Shareholders’ Meeting of TIM Participações S.A. held on April 12, 2007)

Caixa de Previdência dos Funcionários do Banco do Brasil
Melissa Belotto (attorney-in-fact)

Tanlay SA
Vailly S.A.
João Ricardo de Azevedo Ribeiro (attorney-in-fact)

     Goldman Sachs & Co
Fidelity Latin America Fund
Panagora Group Trust
Philips Elect. N.A. Corp Master Ret TRU
Fidelity Advisor Ser. VIII Latin America FD
Global Investment Fund
Teacher Retirement System of Texas
The EMM Umbrella Funds
Ford Motor CO Defined Benef Master Trust
Brandes Invest. Partners, LP 401 (k) Plan
Artisan Emerging Markets Fund
Emerging Mark. Sudan Free Equity Index Fund
Ishares Msci Brazil (Free) Index Fund
Fidelity Invest Trust Latin America Fund
Newgate Investment Trust - EM MKTS Inv FD
Vanguard Emerging Mark. Stock Index Fund
The Texas Education Agency
The Master Trust Bank of Japan Ltd
Artha Master Fund LLC
College Retirement Equities Fund
Norges Bank
Vanguard Investment Series PLC
Schroder Intl Selection F - Latin American
BK OF BER (GUE) LMT AS TR SCHO INT DV MKT FD
Daniel Alves Ferreira (attorney-in-fact)

(continuance of signatures page of the Minutes of the Annual Shareholders’ Meeting of TIM Participações S.A. held on April 12, 2007)

Capital Guardian Emerg Mkts Equi Mast FD
Capital Guardian E M EQ DC M FD
Capital Guardian EM. Mkts. R. EQ. FD. FOR TAX. E. TS
Capital Internat. Emerg. Markets Fund
Emerging Markets Growth Fund Inc
Capital G. EM. Mark. EQ. Fund For Tax EXMPT TRU
Eduardo Henrique Paoliello Junior (attorney-in-fact)

HG Master FIA
Hedging-Griffo Verde Fundo de Inv Financeiro
HG Camino FIA
HG Beta 14 FIA
HG Hiper FIF
HG Agar FIF
Hedging-Griffo Verde Master FIM
Hedging-Griffo Carteira Administrada Real FIF
HG Turbus FIM
Hedging-Griffo Top Fdo de Invet Financeiro
HG Aquila FI Multimercado Longo Prazo
Hedging-Griffo Verde 14 Fundo de Invest Finan
HG Raphael FIA
HG Cerejeira FIA
HG Provence Equity FITVM
HG Private FIF
HG Top 30 FIF
HG Strategy Long Short FIM
HG Strategy L S Mix Master FIM
Clube de Investimento Quetzal
Hedging-Griffo Skopos Fund LLC
Skopos HG BRK Fund LLC
Skopos HG Grey City Fund LLC
Green HG Fund LLC
HG Global Macro Master Fund LLC
Strategy HG Long & Short Fund LLC
HG Pilar FIF
Hedging-Griffo Star FIF
Lucila Prazeres da Silva (attorney-in-fact)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 3, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.